Exhibit 2

2016 THIRD QUARTER RESULTS Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - September				Third Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Consolidated cement volume	50,784	50,086	1%		17,198	17,213	(0%)	
Consolidated ready-mix volume	39,143	39,778	(2%)		13,560	13,634	(1%)	
Consolidated aggregates volume	113,072	111,083	2%		40,045	39,068	3%	
Net sales	10,467	10,670	(2%)	5%	3,579	3,637	(2%)	4%
Gross profit	3,652	3,532	3%	11%	1,301	1,238	5%	12%
as % of net sales	34.9%	33.1%	1.8pp		36.4%	34.0%	2.4pp	
Operating earnings before other expenses, net	1,452	1,263	15%	25%	551	439	25%	34%
as % of net sales	13.9%	11.8%	2.1pp		15.4%	12.1%	3.3pp	
Controlling interest net income (loss)	534	(77)	N/A		286	(44)	N/A	
Operating EBITDA	2,138	1,970	9%	17%	780	676	15%	22%
as % of net sales	20.4%	18.5%	1.9pp		21.8%	18.6%	3.2pp	
Free cash flow after maintenance capital expenditures	1,049	292	259%		548	436	26%	
Free cash flow	869	117	642%		470	377	25%	
Total debt plus perpetual notes	13,965	15,581	(10%)		13,965	15,581	(10%)	
Earnings (loss)of continuing operations per ADS	0.40	(0.03)	N/A		0.21	(0.02)	N/A	
Fully diluted earnings (loss) of continuing operations per ADS [(1)]	0.40	(0.03)	N/A		0.21	(0.02)	N/A	
Average ADSs outstanding	1,429.6	1,400.2	2%		1,433.5	1,425.5	1%	
Employees	42,484	42,608	(0%)		42,484	42,608	(0%)	

This information does not include discontinued operations. Please see page 14 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 7 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[(1)]For 2015, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the third quarter of 2016 decreased to US$3.6 billion, representing a decline of 2%, or an increase of 4% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the third quarter of 2015. The increase in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico and our European and Asia, Middle East & Africa regions.

Cost of sales as a percentage of net sales decreased by 2.4pp during the third quarter of 2016 compared with the same period last year, from 66.0% to 63.6%. The decrease was mainly driven by our cost reduction initiatives, as well as lower energy costs.

Operating expenses as a percentage of net sales decreased by 0.9pp during the third quarter of 2016 compared with the same period last year, from 21.9% to 21.0%. The decrease was mainly driven by lower distribution expenses and our cost reduction initiatives.

Operating EBITDA increased by 15% to US$780 million, or by 22% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations, during the third quarter of 2016 compared with the same period last year. The increase on a like to like basis was mainly due to higher contributions in all of our operations.

Operating EBITDA margin increased by 3.2pp from 18.6% in the third quarter of 2015 to 21.8% this quarter.

Gain (loss) on financial instruments for the quarter was a gain of US$23 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter resulted in a gain of US$87 million, mainly due to fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a gain of US$286 million in the third quarter of 2016 versus a loss of US$44 million in the same quarter of 2015. The income primarily reflects higher operating earnings before other expenses, net, lower other expenses, lower financial expenses, better results from financial instruments and a positive effect in foreign exchange results, partially offset by lower equity in gain of associates, higher income tax and higher non controlling interest net income.

Total debt plus perpetual notes decreased by US$882 million during the quarter.

2016 Third Quarter Results Page 2

Operating results

Mexico

	January - September				Third Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	2,163	2,175	(1%)	16%	732	669	9%	25%
Operating EBITDA	797	735	8%	26%	268	220	22%	40%
Operating EBITDA margin	36.8%	33.8%	3.0pp		36.6%	32.8%	3.8pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	3%	10%	(7%)	6%	(0%)	12%
Price (USD)	1%	2%	(7%)	(7%)	(9%)	(5%)
Price (local currency)	18%	17%	8%	7%	7%	8%

In Mexico, domestic gray cement and ready-mix volumes increased by 10% and 6%, respectively, during the third quarter of 2016 versus the same period last year. During the first nine months of the year, domestic gray cement volumes increased 3% and ready-mix volumes decreased 7% versus the comparable period of 2015. Domestic gray cement prices during the third quarter increased 6% sequentially and 17% on a year-over-year basis.

Cement volume growth during the third quarter reflects positive performance from the main demand sectors, especially industrial-and-commercial and formal housing. The industrial-and-commercial sector was supported by continued solid commercial activity, while the formal residential sector benefited from strong investment from the banking sector as well as an improvement in investment from INFONAVIT. The main indicators for the self-construction sector, including remittances, job creation, and consumption credit, remained solid during the quarter.

United States

	January – September				Third Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	3,022	2,968	2%	5%	1,065	1,093	(2%)	0%
Operating EBITDA	476	392	21%	22%	196	172	13%	13%
Operating EBITDA margin	15.8%	13.2%	2.6pp		18.4%	15.8%	2.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	4%	(2%)	2%	(2%)	3%	(2%)
Price (USD)	4%	4%	1%	0%	1%	2%
Price (local currency)	4%	4%	1%	0%	1%	2%

In the United States, our domestic gray cement, ready-mix, and aggregates volumes decreased 2% during the third quarter of 2016 versus the same period last year. During the first nine months of the year and on a year-over-year basis, domestic gray cement, ready-mix, and aggregates increased 4%, 2% and 3%, respectively.

Volumes during the third quarter were affected by poor weather in most of our footprint and a high base of comparison in 2015. Also, some delays in infrastructure spending and the pull forward of demand to the first half of 2016 due to a milder winter, affected volumes. In the residential sector, housing starts during the quarter decreased 2%. However, the most cement intensive single family segment starts increased 2% in the same period supported by low interest rates and inventories, and strong job creation and household formation. Construction spending in the industrial-and-commercial sector continued to slow, reflecting a headwind from energy, agriculture and manufacturing spending. We estimate national cement consumption for this sector was flat year over year during the quarter, with growth in the lodging, office and commercial segments offsetting a decline in manufacturing. On the infrastructure sector, after a strong start in the first half of 2016, highways-and-bridges spending slowed recently registering a flat performance year-to-date August mostly due to delays in certain infrastructure projects and lower state spending.

2016 Third Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - September				Third Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	1,324	1,460	(9%)	(3%)	438	476	(8%)	(7%)
Operating EBITDA	434	447	(3%)	3%	145	139	4%	4%
Operating EBITDA margin	32.8%	30.6%	2.2pp		33.2%	29.2%	4.0pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	1%	(2%)	(14%)	(16%)	(14%)	(17%)
Price (USD)	(6%)	(2%)	(7%)	0%	(1%)	9%
Price (local currency)	2%	(1%)	2%	0%	8%	9%

Our domestic gray cement volumes in the region decreased by 2% during the third quarter of 2016 and increased by 1% during the first nine months of the year versus the comparable periods last year.

In Colombia, during the third quarter our domestic gray cement, ready-mix, and aggregates volumes decreased by 5%, 8%, and 12%, respectively, compared to the third quarter of 2015. For the first nine months of the year, our cement volumes increased by 2%, while our ready-mix and aggregates volumes decreased by 9% and 15%, respectively, on a year-over-year basis. Volumes were affected by weaker demand as well as a transportation strike. Adjusting for the effect of the strike, our quarterly cement volumes declined by around 3%. During the quarter, our cement market position improved versus the third quarter of last year and remained stable sequentially. For the first nine months of this year, our cement prices in local currency increased 7% versus the same period of 2015.

Europe

	January - September				Third Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	2,501	2,594	(4%)	0%	865	921	(6%)	(1%)
Operating EBITDA	302	301	0%	6%	129	131	(2%)	5%
Operating EBITDA margin	12.1%	11.6%	0.5pp		14.9%	14.2%	0.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	1%	(2%)	2%	3%	4%	3%
Price (USD)	(4%)	(5%)	(4%)	(6%)	(4%)	(6%)
Price (local currency)	0%	1%	(1%)	(2%)	1%	1%

In the Europe region, our domestic gray cement volumes decreased 2% while our ready-mix and aggregates volumes increased 3% during the third quarter of 2016 versus the comparable period in 2015. During the first nine months of 2016 our domestic cement, ready-mix, and aggregates volumes increased 1%, 2% and 4%, respectively, compared with the same period of last year.

In the United Kingdom, domestic gray cement and aggregates volumes increased on a year-over-year basis 5% and 4%, respectively, while ready-mix decreased 4% during the third quarter of 2016. For the first nine months of the year, our domestic gray cement and aggregates volumes increased 7% and 6%, respectively, while ready-mix decreased 3%, versus the comparable period in 2015. Demand from the residential and infrastructure sectors drove cement volumes during the quarter. In addition, cement volume growth during the quarter reflects higher sales of blended cement with fly ash.

2016 Third Quarter Results Page 4

Operating results

In Spain, our domestic gray cement volumes decreased 13% and our ready-mix volumes increased 5% during the quarter and on a year-over-year basis. During the first nine months of the year, our domestic gray cement volumes decreased 1% and our ready-mix volumes increased 3%, compared with the same period of 2015. Our cement prices increased 2% sequentially during the quarter. Political uncertainty weighed on consumer sentiment and construction activity was particularly affected during the quarter. The residential sector, which was the main driver of cement demand during the quarter, benefited from favorable credit conditions and income perspectives, job creation, and pent-up housing demand.

In Germany, our domestic gray cement volumes increased 5% and remained flat during the third quarter and first nine months of the year, respectively, compared with the same periods of last year. Volume growth reflects an improvement in competitive dynamics during the quarter. The residential sector was the main driver of cement consumption despite capacity constraints in the local construction industry and public authorities' restrictions. This sector continued to benefit from low unemployment and mortgage rates, rising purchasing power and growing immigration.

In Poland, domestic gray cement volumes for our operations decreased 4% and remained flat during the third quarter and first nine months of the year, respectively, versus the comparable periods in 2015. Our cement prices remained stable sequentially. Cement volume decline during the quarter reflects further delays in infrastructure sector projects and a slight loss in our market position. The residential sector was the main driver of demand during the quarter.

In our operations in France, ready-mix and aggregates volumes increased by 4% during the third quarter and on a year over year basis. During the first nine months of 2016 versus the comparable period of last year, ready mix and aggregates volumes increased 5% and 6%, respectively. The residential and industrial-and-commercial sectors were the main drivers of demand during the quarter. The residential sector was supported by low interest rates and government's initiatives including a buy-to-let program and zero-rates loans for first time buyers. In the industrial-and-commercial sector, the double-digit growth in permits during the first eight months of this year sustained the recent double-digit increase in building starts.

Asia, Middle East and Africa

	January - September				Third Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	1,234	1,230	0%	5%	408	403	1%	5%
Operating EBITDA	308	273	13%	19%	111	89	25%	32%
Operating EBITDA margin	24.9%	22.2%	2.7pp		27.3%	22.0%	5.3pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	4%	3%	(2%)	(3%)	7%	14%
Price (USD)	(6%)	(2%)	2%	3%	5%	6%
Price (local currency)	1%	4%	2%	3%	4%	4%

Our domestic gray cement volumes in the Asia, Middle East and Africa region increased 3% and 4% during the third quarter and the first nine months of 2016, respectively, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased 3% and 4% during the third quarter and first nine months of 2016, respectively, versus the comparable periods of last year. During the third quarter there was a moderation in cement consumption, especially in infrastructure, due to the government transition post the election. In addition, adverse weather conditions affected quarterly volumes. The industrial-and-commercial sector continued to drive cement demand during the quarter, supported by the business-process-outsourcing segment. The residential sector remained stable during the quarter.

In Egypt, our domestic gray cement volumes increased 7% and 10% during the third quarter and first nine months of 2016, respectively, versus the comparable periods of last year. Government projects related to the Suez Canal tunnels and port platforms in the city of Port Said, as well as low-income housing, continued to drive cement demand during the quarter.

2016 Third Quarter Results

Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - September			Third Quarter		
	2016	2015	% Var	2016	2015	% Var
Operating earnings before other expenses, net	1,452	1,263	15%	551	439	25%
+ Depreciation and operating amortization	686	707		229	237	
Operating EBITDA	2,138	1,970	9%	780	676	15%
- Net financial expense	762	882		235	281	
- Maintenance capital expenditures	249	298		93	108	
- Change in working capital	(190)	125		(157)	(136)	
- Taxes paid	251	452		43	49	
- Other cash items (net)	26	(54)		17	(46)	
- Free cash flow discontinued operations	(8)	(25)		0	(16)	
Free cash flow after maintenance capital expenditures	1,049	292	259%	548	436	26%
- Strategic capital expenditures	179	175		79	60	
Free cash flow	869	117	642%	470	377	25%

During the quarter, we used the 270 million dollars cash reserve created in the second quarter, as well as the proceeds from the Philippines IPO, for debt reduction.

Our debt during the quarter reflects a negative foreign conversion effect of US$30 million.

Information on debt and perpetual notes

	Third Quarter			Second Quarter
	2016	2015	% Var	2016
Total debt [1]	13,523	15,136	(11%)	14,406
Short-term	3%	2%		1%
Long-term	97%	98%		99%
Perpetual notes	443	445	(0%)	442
Cash and cash equivalents	590	457	29%	614
Net debt plus perpetual notes	13,376	15,124	(12%)	14,233
Consolidated funded debt [2]/EBITDA [3]	4.52	5.18		4.93
Interest coverage [3] [4]	3.03	2.59		2.80

	Third Quarter	
	2016	2015
Currency denomination		
US dollar	78%	83%
Euro	21%	16%
Mexican peso	1%	1%
Other	0%	0%
Interest rate		
Fixed	72%	74%
Variable	28%	26%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt as of September 30, 2016 was US$12,723 million, in accordance with our contractual obligations under the Credit Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2016 Third Quarter Results Page 6

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	14,006,340,825
Stock-based compensation	31,906,839
End-of-quarter CPO-equivalent units outstanding	14,038,247,664

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of September 30, 2016 were 19,751,229.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 227 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of September 30, 2016, our executives held 30,962,833 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Third Quarter		Second Quarter
	2016	2015	2016
Notional amount of equity related derivatives [1] [2] [3]	576	1,291	690
Estimated aggregate fair market value [1] [2] [3] [4] [5]	33	39	6

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

***Note:** Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of September 30, 2016, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$69 million, including a liability of US$37 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.*

(1) Excludes an interest-rate swap related to our long-term energy contracts. As of September 30, 2016, the notional amount of this derivative was US$152 million, with a positive fair market value of approximately US$31 million.

(2) Excludes exchange rate derivatives, as of September 30, 2016, the notional amount of the derivatives were US$202 million, with a negative fair market value of approximately US$1 million.

(3) Excludes forward contracts negotiated to hedge the price of diesel fuel and coal as of September 30, 2016, the notional amount of the forward contracts were US$77 million, with a positive fair market value of approximately US$6 million.

(4) Net of cash collateral deposited under open positions. Cash collateral was US$1 million as of September 30, 2015.

(5) As required by IFRS, the estimated aggregate fair market value as of September 30, 2016 and 2015 includes a liability of US$37 million and US$18 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities

2016 Third Quarter Results Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January – September				Third Quarter			
INCOME STATEMENT	2016	2015	% Var.	like-to-like % Var.*	2016	2015	% Var.	like-to-like % Var.*
Net sales	10,467,441	10,670,288	(2%)	5%	3,578,706	3,637,024	(2%)	4%
Cost of sales	(6,815,757)	(7,138,202)	5%		(2,277,699)	(2,399,357)	5%	
Gross profit	3,651,684	3,532,086	3%	11%	1,301,006	1,237,667	5%	12%
Operating expenses	(2,199,510)	(2,269,465)	3%		(750,209)	(798,321)	6%	
Operating earnings before other expenses, net	1,452,175	1,262,622	15%	25%	550,797	439,346	25%	34%
Other expenses, net	(80,739)	(95,234)	15%		(25,502)	(88,383)	71%	
Operating earnings	1,371,435	1,167,388	17%		525,296	350,964	50%	
Financial expense	(906,408)	(962,030)	6%		(293,616)	(309,897)	5%	
Other financial income (expense), net	193,254	(71,293)	N/A		102,373	(75,904)	N/A	
Financial income	17,468	13,272	32%		6,316	4,418	43%	
Results from financial instruments, net	21,595	(151,758)	N/A		22,916	(81,797)	N/A	
Foreign exchange results	196,607	110,382	78%		86,848	15,674	454%	
Effects of net present value on assets and liabilities and others, net	(42,417)	(43,188)	2%		(13,706)	(14,199)	3%	
Equity in gain (loss) of associates	30,259	30,635	(1%)		13,732	30,676	(55%)	
Income (loss) before income tax	688,540	164,700	318%		347,784	(4,161)	N/A	
Income tax	(125,113)	(211,446)	41%		(43,334)	(30,994)	(40%)	
Profit (loss) of continuing operations	563,427	(46,746)	N/A		304,450	(35,156)	N/A	
Discontinued operations	24,165	13,471	79%		(385)	3,377	N/A	
Consolidated net income (loss)	587,591	(33,275)	N/A		304,066	(31,778)	N/A	
Non-controlling interest net income (loss)	54,012	43,995	23%		18,480	12,337	50%	
Controlling interest net income (loss)	533,580	(77,270)	N/A		285,586	(44,116)	N/A	
Operating EBITDA	2,138,072	1,970,026	9%	17%	779,929	676,449	15%	22%
Earnings (loss) of continued operations per ADS	0.40	(0.03)	N/A		0.21	(0.02)	N/A	
Earnings (loss) of discontinued operations per ADS	0.02	0.01	76%		(0.00)	-	N/A	

	As of September 30		
BALANCE SHEET	2016	2015	% Var.
Total assets	30,369,239	32,953,427	(8%)
Cash and cash equivalents	589,738	456,650	29%
Trade receivables less allowance for doubtful accounts	1,699,570	1,856,308	(8%)
Other accounts receivable	249,975	331,174	(25%)
Inventories, net	934,325	1,090,722	(14%)
Assets held for sale	787,951	423,383	86%
Other current assets	248,130	330,078	(25%)
Current assets	4,509,690	4,488,313	0%
Property, machinery and equipment, net	11,592,172	12,555,240	(8%)
Other assets	14,267,377	15,909,873	(10%)
Total liabilities	20,443,739	23,548,739	(13%)
Liabilities held for sale	56,137	149,160	(62%)
Other current liabilities	4,267,313	4,260,485	0%
Current liabilities	4,323,450	4,409,645	(2%)
Long-term liabilities	11,894,429	13,555,843	(12%)
Other liabilities	4,225,860	5,583,252	(24%)
Total Stockholder's equity	9,925,500	9,404,687	6%
Non-controlling interest and perpetual instruments	1,404,144	1,166,795	20%
Total Controlling interest	8,521,356	8,237,892	3%

2016 Third Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - September			Third Quarter		
INCOME STATEMENT	2016	2015	% Var.	2016	2015	% Var.
Net sales	191,240,148	167,630,227	14%	67,923,830	60,338,227	13%
Cost of sales	(124,523,873)	(112,141,151)	(11%)	(43,230,729)	(39,805,331)	(9%)
Gross profit	66,716,274	55,489,076	20%	24,693,101	20,532,896	20%
Operating expenses	(40,185,041)	(35,653,291)	(13%)	(14,238,967)	(13,244,138)	(8%)
Operating earnings before other expenses, net	26,531,233	19,835,785	34%	10,454,134	7,288,757	43%
Other expenses, net	(1,475,108)	(1,496,121)	1%	(484,020)	(1,466,271)	67%
Operating earnings	25,056,126	18,339,664	37%	9,970,113	5,822,486	71%
Financial expense	(16,560,076)	(15,113,494)	(10%)	(5,572,841)	(5,141,194)	(8%)
Other financial income (expense), net	3,530,743	(1,120,006)	N/A	1,943,042	(1,259,246)	N/A
Financial income	319,142	208,498	53%	119,875	73,293	64%
Results from financial instruments, net	394,548	(2,384,118)	N/A	434,941	(1,357,011)	N/A
Foreign exchange results	3,592,008	1,734,099	107%	1,648,367	260,030	534%
Effects of net present value on assets and liabilities and others, net	(774,954)	(678,485)	(14%)	(260,141)	(235,558)	(10%)
Equity in gain (loss) of associates	552,830	481,274	15%	260,634	508,915	(49%)
Income (loss) before income tax	12,579,623	2,587,438	386%	6,600,949	(69,039)	N/A
Income tax	(2,285,812)	(3,321,822)	31%	(822,482)	(514,191)	(60%)
Profit (loss) of continuing operations	10,293,811	(734,384)	N/A	5,778,467	(583,230)	N/A
Discontinued operations	441,486	211,634	109%	(7,302)	56,030	N/A
Consolidated net income (loss)	10,735,297	(522,750)	N/A	5,771,165	(527,200)	N/A
Non-controlling net income (loss)	986,799	691,165	43%	350,747	204,679	71%
Controlling net income (loss)	9,748,498	(1,213,915)	N/A	5,420,418	(731,879)	N/A
Operating EBITDA	39,062,581	30,949,114	26%	14,803,044	11,222,283	32%
Earnings (loss) of continued operations per ADS	7.27	(0.44)	N/A	4.05	(0.38)	N/A
Earnings (loss) of discontinued operations per ADS	0.31	0.15	104%	(0.01)	0.04	N/A

	As of September 30		
BALANCE SHEET	2016	2015	% Var.
Total assets	588,859,552	557,242,446	6%
Cash and cash equivalents	11,435,026	7,721,944	48%
Trade receivables less allowance for doubtful accounts	32,954,669	31,390,167	5%
Other accounts receivable	4,847,012	5,600,154	(13%)
Inventories, net	18,116,560	18,444,103	(2%)
Assets held for sale	15,278,375	7,159,399	113%
Other current assets	4,811,245	5,581,614	(14%)
Current assets	87,442,887	75,897,380	15%
Property, machinery and equipment, net	224,772,224	212,309,112	6%
Other assets	276,644,440	269,035,954	3%
Total liabilities	396,404,106	398,209,184	(0%)
Liabilities held for sale	1,088,494	2,522,290	(57%)
Other current liabilities	82,743,193	72,044,799	15%
Current liabilities	83,831,687	74,567,089	12%
Long-term liabilities	230,632,986	229,229,302	1%
Other liabilities	81,939,433	94,412,793	(13%)
Total stockholders' equity	192,455,446	159,033,263	21%
Non-controlling interest and perpetual instruments	27,226,354	19,730,504	38%
Total controlling interest	165,229,092	139,302,758	19%

2016 Third Quarter Results

Page 9

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter			
				like-to-like				like-to-like
NET SALES	2016	2015	% Var.	% Var. *	2016	2015	% Var.	% Var. *
Mexico	2,162,890	2,175,116	(1%)	16%	731,667	669,021	9%	25%
U.S.A.	3,021,643	2,968,144	2%	5%	1,065,366	1,092,548	(2%)	0%
South, Central America and the Caribbean	1,323,894	1,459,749	(9%)	(3%)	437,916	476,182	(8%)	(7%)
Europe	2,501,457	2,593,941	(4%)	0%	864,565	921,149	(6%)	(1%)
Asia, Middle East and Africa	1,234,126	1,230,074	0%	5%	407,817	402,910	1%	5%
Others and intercompany eliminations	*223,431*	*243,264*	*(8%)*	*(8%)*	*71,376*	*75,213*	*(5%)*	*(5%)*
TOTAL	10,467,441	10,670,288	(2%)	5%	3,578,706	3,637,024	(2%)	4%

GROSS PROFIT								
Mexico	1,145,857	1,083,275	6%	23%	388,376	337,067	15%	32%
U.S.A.	762,735	688,401	11%	11%	292,104	283,838	3%	3%
South, Central America and the Caribbean	571,885	602,090	(5%)	1%	192,628	191,618	1%	0%
Europe	697,228	713,765	(2%)	3%	267,635	278,105	(4%)	3%
Asia, Middle East and Africa	428,328	380,870	12%	18%	153,842	128,213	20%	25%
Others and intercompany eliminations	*45,651*	*63,687*	*(28%)*	*(28%)*	*6,421*	*18,825*	*(66%)*	*(66%)*
TOTAL	3,651,684	3,532,086	3%	11%	1,301,006	1,237,667	5%	12%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	699,278	619,767	13%	31%	235,927	183,074	29%	48%
U.S.A.	177,588	93,704	90%	92%	94,578	71,819	32%	31%
South, Central America and the Caribbean	377,358	386,807	(2%)	4%	125,887	119,662	5%	5%
Europe	155,914	151,542	3%	11%	80,228	79,299	1%	10%
Asia, Middle East and Africa	250,021	214,271	17%	23%	92,073	69,463	33%	39%
Others and intercompany eliminations	*(207,984)*	*(203,469)*	*(2%)*	*(18%)*	*(77,896)*	*(83,972)*	*7%*	*(4%)*
TOTAL	1,452,175	1,262,622	15%	25%	550,797	439,346	25%	34%

2016 Third Quarter Results Page 10

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - September				Third Quarter			
OPERATING EBITDA	2016	2015	% Var.	like-to-like % Var. *	2016	2015	% Var.	like-to-like % Var. *
Mexico	796,987	735,351	8%	26%	267,506	219,511	22%	40%
U.S.A.	476,432	392,201	21%	22%	195,534	172,484	13%	13%
South, Central America and the Caribbean	434,077	446,592	(3%)	3%	145,209	139,044	4%	4%
Europe	302,216	300,977	0%	6%	128,589	130,867	(2%)	5%
Asia, Middle East and Africa	307,783	272,663	13%	19%	111,155	88,629	25%	32%
Others and intercompany eliminations	*(179,424)*	*(177,758)*	*(1%)*	*(19%)*	*(68,064)*	*(74,085)*	*8%*	*(4%)*
TOTAL	2,138,072	1,970,026	9%	17%	779,929	676,449	15%	22%

OPERATING EBITDA MARGIN	2016	2015	2016	2015
Mexico	36.8%	33.8%	36.6%	32.8%
U.S.A.	15.8%	13.2%	18.4%	15.8%
South, Central America and the Caribbean	32.8%	30.6%	33.2%	29.2%
Europe	12.1%	11.6%	14.9%	14.2%
Asia, Middle East and Africa	24.9%	22.2%	27.3%	22.0%
TOTAL	20.4%	18.5%	21.8%	18.6%

2016 Third Quarter Results

Page 11

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter		
	2016	2015	% Var.	2016	2015	% Var.
Consolidated cement volume [1]	50,784	50,086	1%	17,198	17,213	(0%)
Consolidated ready-mix volume	39,143	39,778	(2%)	13,560	13,634	(1%)
Consolidated aggregates volume	113,072	111,083	2%	40,045	39,068	3%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - September 2016 Vs. 2015	Third Quarter 2016 Vs. 2015	Third Quarter 2016 Vs. Second Quarter 2016
Mexico	3%	10%	(9%)
U.S.A.	4%	(2%)	2%
South, Central America and the Caribbean	1%	(2%)	(2%)
Europe	1%	(2%)	(5%)
Asia, Middle East and Africa	4%	3%	4%

READY-MIX VOLUME			
Mexico	(7%)	6%	1%
U.S.A.	2%	(2%)	(0%)
South, Central America and the Caribbean	(14%)	(16%)	(5%)
Europe	2%	3%	1%
Asia, Middle East and Africa	(2%)	(3%)	(6%)

AGGREGATES VOLUME			
Mexico	(0%)	12%	(0%)
U.S.A.	3%	(2%)	3%
South, Central America and the Caribbean	(14%)	(17%)	(5%)
Europe	4%	3%	(0%)
Asia, Middle East and Africa	7%	14%	11%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.

2016 Third Quarter Results Page 12

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - September 2016 Vs. 2015	Third Quarter 2016 Vs. 2015	Third Quarter 2016 Vs. Second Quarter 2016
Mexico	1%	2%	1%
U.S.A.	4%	4%	0%
South, Central America and the Caribbean (*)	(6%)	(2%)	(3%)
Europe (*)	(4%)	(5%)	(2%)
Asia, Middle East and Africa (*)	(6%)	(2%)	(1%)

READY-MIX PRICE			
Mexico	(7%)	(7%)	(4%)
U.S.A.	1%	0%	1%
South, Central America and the Caribbean (*)	(7%)	0%	1%
Europe (*)	(4%)	(6%)	(4%)
Asia, Middle East and Africa (*)	2%	3%	1%

AGGREGATES PRICE			
Mexico	(9%)	(5%)	(1%)
U.S.A.	1%	2%	(0%)
South, Central America and the Caribbean (*)	(1%)	9%	(1%)
Europe (*)	(4%)	(6%)	(5%)
Asia, Middle East and Africa (*)	5%	6%	2%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - September 2016 Vs. 2015	Third Quarter 2016 Vs. 2015	Third Quarter 2016 Vs. Second Quarter 2016
Mexico	18%	17%	6%
U.S.A.	4%	4%	0%
South, Central America and the Caribbean (*)	2%	(1%)	(2%)
Europe (*)	0%	1%	0%
Asia, Middle East and Africa (*)	1%	4%	(0%)

READY-MIX PRICE			
Mexico	8%	7%	2%
U.S.A.	1%	0%	1%
South, Central America and the Caribbean (*)	2%	0%	1%
Europe (*)	(1%)	(2%)	(2%)
Asia, Middle East and Africa (*)	2%	3%	1%

AGGREGATES PRICE			
Mexico	7%	8%	4%
U.S.A.	1%	2%	(0%)
South, Central America and the Caribbean (*)	8%	9%	(0%)
Europe (*)	1%	1%	(1%)
Asia, Middle East and Africa (*)	4%	4%	1%

(*) Volume weighted-average price.

2016 Third Quarter Results Page 13

Other information

Capped Calls

In relation to the capped calls purchased by CEMEX with proceeds of its subordinated convertibles notes issued in March 2011 and due in March 2018, during August of 2016 we amended 58.3% of the total notional amount of such capped calls, with the purpose of reducing the volatility of their fair value by lowering the strike prices in exchange for reducing the number of underlying options. These amendments involved no cash settlements. As a result of such amendments, CEMEX retains a total amount of capped call transactions over approximately 36.1 million CEMEX ADSs after antidilution adjustments maturing in March 2018, with weighted average strike prices of US$8.0 and US$12.0, while the remainder capped call transactions over approximately 32.2 million CEMEX ADSs after antidilution adjustments maturing in March 2018 continue to have the same original terms and conditions, with strike prices of US$8.92 and US$14.41.

Assets held for Sale and Discontinued Operations

On March 10, 2016, CEMEX announced the sale to SIAM City Cement Public Company limited ("SIAM Cement") of its operations in Bangladesh and Thailand for approximately US$53 million. CEMEX's operations in Bangladesh and Thailand during 2016 until its disposal on May 26, 2016 and for the nine-month period ended September 30, 2015 included in CEMEX's statements of operations were reclassified to the single line item "Discontinued operations."

With an effective date on October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the sale of its operations in Austria and Hungary announced on August 12, 2015 to the Rohrdorfer Group for approximately €165.1 million, after final adjustments agreed for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the nine-month period ended September 30, 2015 included in CEMEX's statement of operations were reclassified to the single line item "Discontinued operations."

In addition, on August 12, 2015, CEMEX agreed with Duna-Dráva Cement, the sale of its Croatia operations, including assets in Bosnia and Herzegobina, Montenegro and Serbia, for approximately €230.9 million, amount subject to adjustments for changes in cash and working capital at the change of control date. The operations in Croatia, including assets in Bosnia and Herzegobina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. As of September 30, 2016, the closing of this transaction is subject to customary conditions precedent, which includes the approval from the relevant authorities. CEMEX expects to conclude the sale of its operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, during the last quarter of 2016 or early in 2017. The operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, included in CEMEX's statements of operations for the nine-month periods ended September 30, 2016 and 2015 were reclassified to the single line item "Discontinued Operations."

As of September 30, 2016, the balance sheets of CEMEX's operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, as well as the net assets expected to be sold in the United Sates during the fourth quarter of 2016, including our Odessa and Fairborn cement plants, have been reclassified to assets and liabilities held for sale. These net assets to be sold in the United States do not represent discontinued operations. As of September 30, 2016, the combined selected condensed balance sheet information of CEMEX operations in these units was as follows:

BALANCE SHEET [1]	As of September 30
(Millions of Mexican pesos)	2016
Current assets	975
Property, machinery and equipment, net	6,479
Intangible assets and other non-current assets	7,824
Total assets held for sale	15,278
Current liabilities	642
Non-current liabilities	447
Total liabilities held for sale	1,088
Net assets held for sale	14,190

[1] As of June 30, 2016, assets and liabilities held for sale from our expected sales of net assets in the United States mentioned above were presented within other current assets and other current liabilities, respectively.

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, Bangladesh and Thailand for the nine-month period ended September 30, 2016 and in Austria, Hungary, Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, Bangladesh and Thailand for the nine-month period ended September 30, 2015:

INCOME STATEMENT	Jan-Sep		Third Quarter	
(Millions of Mexican pesos)	2016	2015	2016	2015
Sales	1,867	5,382	423	2,052
Cost of sales and operating expenses	(1,726)	(5,030)	(383)	(1,886)
Other expenses, net	(30)	(4)	(20)	(12)
Interest expense, net and others	(18)	(51)	(6)	(16)
Income (loss) before income tax	94	296	14	137
Income tax	(43)	(80)	(13)	(79)
Net income (loss)	51	216	1	59
Non controlling net income	(0)	(4)	1	(3)
Controlling net income [2]	51	212	2	56

[2] Does not include the gain in sale of Bangladesh and Thailand operations in 2016, for approximately MXN 418 million (US$23 million).

2016 Third Quarter Results Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the third quarter of 2016 and the third quarter of 2015 are 18.98 and 16.59 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of September 30, 2016, and September 30, 2015, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2016 and 2015, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in Egypt, Israel, Malaysia, and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,433.5 million for the third quarter of 2016; 1,429.6 million for year-to-date 2016; 1,425.5 million for the third quarter of 2015; and 1,400.2 million for year-to-date 2015.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter	
	2016	2015	2016	2015	2016	2015
	Average	Average	Average	Average	End of period	End of period
Mexican peso	18.27	15.71	18.98	16.59	19.39	16.91
Euro	0.8972	0.9021	0.8966	0.9013	0.8901	0.8949
British pound	0.7252	0.6528	0.7649	0.6506	0.7709	0.6610

Amounts provided in units of local currency per US dollar.

2016 Third Quarter Results Page 15